June 17, 2025

Benjamin S. Miller
Chief Executive Officer
Rise Companies Corp.
11 Dupont Circle NW, 9th Floor
Washington, DC 20036

       Re: Rise Companies Corp.
           Amendment No. 1 to
           Registration Statement on Form 10-12G
           Filed June 6, 2025
           File No. 000-56741
Dear Benjamin S. Miller:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our May 22,
2025 letter.

Amendment No. 1 to Registration Statement on Form 10-12G filed June 6, 2025
Item 1. Business, page 5

1. We acknowledge your disclosure in response to prior comment 2. Please revise to clarify the nature of your subsidiaries' activities. For example, Fundrise L.P. is described as having been created "to directly benefit the Company by driving its growth and profitability," but there is no discussion of the activities it undertakes to fulfill its purpose. Further, when discussing the investment programs exempt from registration, please tell us the particular REIT focus areas for each entity (e.g., multifamily, residential, office, etc.).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 June 17, 2025
Page 2

       Please contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Dorrie Yale at 202-551-8776 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   David H. Roberts